June 15, 2017

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Global Bridge Capital, Inc.

Form S-1/A

Filed May 8, 2017

File No. 333-215528

To the men and women of the SEC:

On behalf of Global Bridge Capital, Inc., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated May 22, 2017 addressed to Mr. Tan Yu Chai, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on May 8, 2017.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Prospectus

1. We note your response to prior comment 1. Regulation S-K Item 502(b) requires disclosure of the expiration date determined in accordance with Securities Act Section 4(a)(3) and Rule 174. Please revise or advise.

Company Response:

The expiration date has been added.

The Company, page 2

2. Please reconcile your disclosure that you are a “consulting company” focused on IPO advisory services with the “Focus” section of your website that describes you as having an “investment focus” and addresses returns on portfolio companies. We note the “Vision” statement on your website “to become the transformational investment ecosystem and platform…” In addition, given the business descriptions on your website, please expand response 5 of your letter to us dated March 16, 2017 regarding the Investment Company Act; address the nature and amount of specific current and planned assets.

Company Response:

Our company website is in the midst of ongoing development. The website is not complete and much of the information is in “draft form”. We believe that comments such as the aforementioned are assuming our website is a completed version. We have amended the site to conform with our future intended operations as disclosed in our S-1. The page with ‘our vision’ has been revised accordingly. We are not, and do not expect to be, a company with a primary investment focus. The discrepancy between our registration statement and our website are a result of clerical errors during the development of our website. We are in a continuous state of development and information is being added and fixed upon further review. If requested, we can take down our website altogether until it is completed.

Risk Factors, page 5

3. Please tell us whether Global Bridge PLT or its affiliates have made any public statements regarding when Global Bridge Management was formed.

Company Response:

Neither Global Bridge PLT, nor its affiliates, have made any public statement regarding when Global Bridge Management was formed with the exception of the S-1 Amendment which we have filed in conjunction with this correspondence. see biographies on page 22.

We have removed (FKA Global Bridge Management Sdn Bhd) from the biography of Mr. Tan as this was not the previous name of Global Bridge, PLT. This was a clerical error that should not have been present. There was never any prior, differing name of Global Bridge, PLT. Global Bridge Management Sdn Bhd was incorporated in 2007 and the sole purpose of the entity at this time is to manage www.CAPITAL.com.my. We have disclosed this in the biographies on page 22.

4. Please reconcile (1) your response to prior comment 2 that Global Bridge PLT has not generated revenues to date, has not commenced substantive business activities, does not have any operations, and does not have a definitive business plan, with (2) your disclosure on page 22 that “Global Bridge PLT specializes in various advisory services such as business advisory and marketing, globalization, business model re-engineering and growth.” Also tell us how the intended Global Bridge PLT business mentioned in your response to prior comment 2 differs from the Global Bridge Capital business described in this prospectus.

Company Response:

There has been a miscommunication in regards to the current status of Global Bridge PLT as a result of a clerical error. To clarify that no actions have thus far taken place for Global Bridge PLT we have amended the language on page 22 to read: “Global Bridge PLT has future plans to specialize in various advisory services such as business advisory and marketing, globalization, business model re-engineering and growth.”

In addition to what was already provided regarding the differences between Global Bridge Capital and Global Bridge PLT we hope to further clarify with the following:

Global Bridge PLT currently has no bona fide business plan. There are currently extremely tentative and speculative plans, which are not fully developed, to assist companies in ASEAN countries looking for market expansion outside of the region. These plans are subject to change, and nothing has been concretely established at this point in time.

Global Bridge Capital was formed to provide cross border IPO services and pre-IPO financing for Companies looking to go public in the United States. Global Bridge Capital also plans to provide connections/contacts for the necessary legal/compliance/regulatory work to meet the requirements for an IPO. Global Bridge Capital will also engage other professionals such as brokers/dealers/market makers, investor relations firms, etc to assist the companies to achieve their goals. Global Bridge Capital will also assist with looking for investors in the US for these companies.

5. Please reconcile your response to prior comment 2 that you do not have any intention of engaging in a merger or acquisition with your disclosures like on page 14 that you “…have tentative plans to acquire an existing business with broker/dealer licenses located in the USA.”

Company Response:

Our response to prior comment 2 was mostly accurate, however, we omitted to add in one clarifying statement. The disclosure was meant to read:

“We also do not have any intention of engaging in a merger or acquisition with an unidentified company or companies, or other entity, or person, with the exception of our tentative plans to acquire an existing business with broker/dealer licenses located in the US. These acquisition plans are tentative, and there are currently no identified acquisition targets.”

The disclosure on page 14 regarding our intention to acquire an existing business with broker/dealer licenses located in the USA is accurate.

We do not believe we are a shell company, however, there exists a possibility,…,page 5

6. We note your response to prior comment 3. Please clarify the nature of any potential material claims or liability if your conclusions regarding your shell company status were found to be incorrect.

Company Response:

We are not aware of any potential claims or liabilities if our conclusions regarding our shell company status were found to be incorrect. As requested previously we removed any and all implications that the statements in the risk factor were only if we were found to not be a shell company. The aforementioned comment seems contradictory to the last comment in the sense that it is implying that a party must disagree with our belief we are not a shell for the consequences of a shell company to apply. If we are not interpreting this appropriately, or there are specific additions or revisions that we should add in regarding this risk factor, please advise and we will amend accordingly.

 Directors and Executive Officers, page 22

7. Please reconcile (1) your response to prior comment 2 that your CEO’s website only highlights potential ideas with (2) your disclosure on page 22 that the website is a matching website. Also tell us how any business conducted through that website differs from your anticipated business of forming “the connection between middle-size business in South East Asia seeking additional funds and venture capital firms and alternative pre IPO financing options.”

Company Response:

Although the company is not aware of any restrictions pertaining to operating comparable, or in some cases even identical, businesses, we believe that in this case there are notable differences between the companies.

Global Bridge Capital, Inc.’s primary businesses activity is not to match investors to businesses they may seek to invest in, in exchange for a commission, such as through the online “matching” platform which www.CAPITAL.com.my utilizes. Rather, Global Bridge Capital, Inc. seeks to open up their connections and future resources to future clients to provide them a greater chance to find potential investors to invest in their (the clients’) businesses from time to time. This is a courtesy rather than a business activity the Company intends to profit off of.

To clarify our previous responses, the website www.CAPITAL.com.my is a matching platform in the sense that it matches investors to potential businesses in industries the investor expressed an interest in. Investors who sign up on the platform are able to identify certain industries they find appealing. Businesses in those industries are then presented to them through the platform.

We already have a risk factor that our officers/directors have other business interests etc. and this may pose a conflict of interest. If requested we can add another additional risk factor addressing the concern posed by the above comment.

Date: June 15, 2017

/s/ Tan Yu Chai

Tan Yu Chai

Chief Executive Officer